
FRAGMENT
media group
16:46
ONE 5 C
dailydot.com
daily dot
Newsletter: Republican fooled by Star Wars prop amid drone hysteria
NAUTILUS
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ENVIRONMENT
This Ocean Wave Has Rights

INVEST IN **FRAGMENT MEDIA**

Media that works for readers first

fragmnt.com Austin, TX Repeat Founder $10M+ Revenue

Highlights

$10M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Led by award-winning journalists & executives from VICE, Vox, Gawker, The Atlantic
2. Inc 5000 fastest-growing company in 2022 & 2023, #20 in Media
3. $47M cumulative revenue in the last 4 years across Fragment-managed publications; $11M+ 2024 revenue
4. Built publications that have collectively reached as many as 80M+ monthly users & 1M+ subscribers
5. Premium science title growing fast: 550% YoY growth & 20K paid subscribers
6. Journalism recognized by 20+ awards including National Magazine Awards & Webbys
7. UNESCO, Omega, Balenciaga, ESPN, Coca-Cola, Heineken, Disney & Hulu sponsorships
8. Scaling reader-driven revenue in a $56.2B+ media market

Featured Investor



Josh Jones-Dilworth in

Syndicate Lead

Follow

Invested $110,000

Founder, CEO, Board Director, Educator

"I've known Nick for more than 25 years, and we've been involved in multiple ventures together. I'm excited to invest in Fragment and will be investing $10,000 in this round. I've also previously invested $100,000 in Nautilus and have been on its Board since 2019, and I have seen leadership operate through many ups and downs. Nick and his team have not only delivered a superior editorial product with Nautilus, they have figured out a way to profitably scale the business, which is rare in media. The team is agile and resilient, two critical characteristics in today's world. Fragment has a clear, precise strategic plan that I believe in, and importantly, its unit economics align with the vision. I was an enthusiastic investor previously and am glad to lead this round. I love and support the idea that media should be owned by its audience. An investment in Fragment isn't just a seed-stage check, it's a vote for the way media ought to work, both now and in the future. I truly believe that Fragment is setting a new and important precedent, and I hope you'll join me."

Our Team



Nicholas White CEO

Award-winning 6th-gen journalist. Scaled publications to 50%+ profit margins & 50mn+ reach. Featured in Wired UK, PBS, & BBC. Haverford English BA; Columbia University U.S. Studies MA; UPenn Psychology MAPP; Wharton Advanced Finance.



Chris Boylan Chief Product & Technology Officer

Digital media & tech whiz. Former CTO at CAFE (acquired by Vox) & Fatherly (acquired by Some Spider/CAFE). Helped develop Gawker to support 100M+ unique views/month & 20M+ page views/day. Fordham University History & Communications BA



David Flynn VP of Sales & Marketing

Publisher growth expert. Increased VICE network from 5 to 35 sites and 52M in monthly reach. Managed $3.8M revenue at The Atlantic. Media partners included Heineken, Comedy Central & Coca-Cola. Temple U. Business BA. U. of Exeter Energy Policy MSc.



Tiffany Bennett VP of Operations

Organizational strategist. Former HR & performance management consultant for the Office of the Director of National Intelligence, FBI, US Secret Service & USPS. Rice University Psychology BA. George Mason University Organizational Psychology PhD



Ryan Brown VP, Corporate Development

Business development genius. Expert in scaling media brands as former exec at Hearst, Newsweek, and Gawker. Responsible for 40% of Gawker Media's revenue prior to its 9 figure sale to Univision. Digiday Changemaker, 2018. Skidmore College English BA



Gabrielle Darbyshire Chairman

Seasoned entrepreneur & media exec. Co-founder & ex-COO at Gawker. General Partner at Dangerous Ventures. Executive Producer of "Steve Jobs: The Man in the Machine." Cambridge University Natural Sciences MA. City University Law JD

Pitch

Why Fragment Media?


FRAGMENT

Fragment Media Group* is reimagining media by building a reader-first ecosystem in a world where trust in journalism is broken.

Most digital media today makes the majority — and usually all — of its money from advertisers, which means the needs of journalism and the needs of the business are frequently at odds.

At Fragment, we are pioneering a majority reader-driven revenue model — because that's the best possible foundation for trustworthy journalism.

* *When we say Fragment Media Group or Fragment, we are collectively referring to the actual issuer in this offering (Fragment Holdings LLC) and all its wholly- and majority-owned operating subsidiaries.*

What works for our readers is also what works for our business.

Fragment has already scaled reader revenue for our premier science publication, Nautilus. Now that we're nearing profitability for Nautilus, we're beginning to scale our model across more titles to reach an estimated 145 million Americans willing to pay for premium content – a $17 billion market opportunity.

We're led by a team with deep expertise in journalism, media technology, and reader-driven business models — including the co-founder and former COO of Gawker, and executives from Hearst, Newsweek, VICE, Vox, and The Atlantic. Together, we're building a new kind of media company; one driven by readers and rooted in sustainability.

Join us in building the future of journalism, where readers are owners and trust is our currency.

Our track record proves we can build media that scales

Since founding, Fragment has built an impressive track record: we've built some of the fastest growing, most spectacular news sites on the internet. We've been named a top 20 fastest-growing media platform according to the Inc 5000 for two years in a row in 2022 and 2023. We've driven as much as $16 million in annual revenue — and our new model aims to reach even higher heights.

Our publications have collectively reached as many as 80 million people monthly, with as many as 1M free newsletter subscribers, 20,000+ paying members. Over the past four fiscal years, we have generated approximately $47M in cumulative revenue from Fragment-managed publications. We've secured premium sponsorships with Hulu, Omega, Disney, Heineken, and ESPN, and our churn rate is comfortably below industry norms.

We've built publications that have collectively reached as many as

80M+ Monthly Users

1M+ Free Subscribers

550% Subscriber Growth YoY

20K+ Premium Subscribers

Ranked as one of the fastest growing media companies by Inc. 5000 in 2022 and 2023

America's Fastest-Growing Inc. 5000 Private Companies

"Top 50 news site of 2022"

— Press Gazette

Now, Fragment is building a new kind of publishing empire — a portfolio of titles powered by a scalable and sustainable playbook, premium subscriptions, and sponsorships that serve readers first.

Journalism is broken

With the advent of digital media over 30 years ago, readers largely stopped paying for news and publishers grew entirely dependent on advertisers.

The ad-driven business model, powered by easy access to personal data from platforms like Google and Facebook, has led to clickbait-driven, superficial, sensationalized content — eroding trust in journalism.


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Resources for original news gathering have therefore shrunk dramatically while fostering widespread dissatisfaction among audiences who feel betrayed by news media and social platforms.

Readers are left with a choice between watered-down mass-market publications or sifting through the mountains of low-quality content on the internet to find voices they can trust.

With 56% of U.S. adults reporting that they are willing to or already are paying for online news, publishers are blinded by easy (but diminishing) ad dollars and are neglecting a massive opportunity to cater to this demand.

Fixing journalism with a business built around readers

At Fragment, we are putting readers first, creating a future where quality journalism thrives, trust is restored, and media finally serves its true purpose: informing and enlightening its audience.

Just like Nautilus is dedicated to a specific, passionate audience of science enthusiasts, each title in our portfolio will speak to a specific niche. This diversified approach enables us to recruit deeply knowledgeable journalists who craft intentional, highly engaging content that resonates with readers in ways primarily ad-driven outlets — like BuzzFeed and USA Today — are unmotivated to match.

Our portfolio of niche titles deliver content worth paying for

Science

NAUTILUS

Science Connected.

The greatest minds, the brightest ideas, the most important stories – answering the biggest questions in science.

Climate

ONE 5 C

Internet Culture

daily dot

Creator Economy

passionfruit

Future Pursuits

Social Finance & Crypto



Shot Caller

Unlike publications forced to chase clicks and dilute their coverage at the expense of depth, we remain focused on serving our audiences without compromise. In turn, readers migrate to Fragment from other outlets, get hooked on our content, and stay longer.

Building audience first, expanding profitably next

Subscriptions

Reader Revenue

Subscriptions from our loyal readers who value in-depth, engaging content.

Sponsorships

Ad Revenue

Strategic partnerships fueled by our growing reach and premium readership.

Our model is focused on scaling recurring reader revenue from subscriptions. Sponsorships, events, and other ancillary products are secondary revenue streams that increase lifetime value of our readers.


NAUTILUS
When Sleep Deprivation Is an Antidepressant

The model scales profitably with very high gross profit margins of almost 80%, which is what Nautilus achieved in the past few years. Nautilus also achieved a low 3% churn rate among premium subscribers for the past year – well below the industry average of 3.6%.

Premium partnerships elevate the reader experience



Heineken
ESPN
Omega
Hendricks Gin
Hulu
Disney
FRAGMENT
media group
Glenfiddich
Viking Cruises
CocaCola
Max Planck Institute
UNESCO
Balenciaga

While Fragment is passionately reader-first, advertisers play a complementary role in our ecosystem. We carefully select advertising partners who align with our content niches and co-create campaigns that add value to our audiences.


scjohnson
FRAGMENT
media group

One standout partnership is with luxury watchmaker Omega. The storied brand has supported numerous reader-focused initiatives, including as one of the many sponsors at our showcase at the Frost Museum of Science at Art Basel in Miami, which featured a symposium and art exhibition inspired by ocean research.

By aligning the goals of our readers, sponsors, and publications, we create a mutually beneficial ecosystem that delivers value across the board.

Content recognized globally for depth & impact

Nautilus has won or been nominated for 13+ prestigious awards

The Daily Dot has won or been nominated for 6+ prestigious awards

Readers love us, and keep coming back for more

"I really admire Nautilus. Best Science mag out there."



Steven Pinker
Cognitive Scientist at Harvard

"I wasn't too sure about getting this magazine. I'm Interested in so many different things and like articles with depth but ones that have that perfect length and amount of detail that isn't too short, but is not too long, and always written in an engaging way that help me stay focused. Nautilus is all those thing."

Lena H.
Reader

"There is something for everyone here at daily dot. with a wide ranging mind baggling funny but serious plethora of stories,

situation and 'no that never happened' cases before you, just pick a place to start and read on."

Reader Feedback

"The Daily Dot ... is to internet jokes what the Washington Post is to Capitol Hill"

The Washington Post

Award-winning team from Vice, Vox, NBC News, & Gawker Media

Veterans of top-tier publishers, our team has deep expertise in journalism, media technology, and reader-driven business models.



Nicholas White
CEO



David Flynn
VP Sales & Marketing



Chris Boylan
CPTO



Tiffany Bennett
VP of Operations



Ryan Brown
VP of Corporate Development



Gabrielle Darbyshire
Chairman



Whitney Jefferson
Executive Editor
The Daily Dot



John Steele
Publisher
Nautilus

Our leadership team is built to lead the next revolution in media. We've been part of teams that have co-founded and scaled Gawker to a nine-figure exit, engineered platforms reaching 100M+ monthly users, and managed multi-million dollar partnerships with global brands at The Atlantic and VICE.

Our CEO's unwavering passion for authentic media stems from his earliest childhood memories, growing up as a 6th-generation journalist in a family that dates back to the founding of the Associated Press.

We've been at the forefront of media for decades. What unites us now is a shared conviction — and hard-won experience — that the future belongs to reader-first media.


As a Public Benefit Company, we're on a mission to create a meaningful positive impact on society, the environment, and its stakeholders through rigorous journalism that sparks engagement and fosters understanding and authentic connection across diverse communities.

Capitalizing on a $56B media landscape

By scaling two powerful revenue streams — paid subscriptions and value-adding advertising — Fragment is uniquely positioned to capture a meaningful segment of an estimated $56B media landscape.


$17B
U.S. News Subscription Market
$9.6B
U.S. Sponsorship Advertising Market
$30B
U.S. Native Advertising Market
145M+ U.S. adults are willing to pay for news, 22% already are
Brands are increasingly moving to more engaging and value-adding advertising formats

A $17B subscription news market is rapidly emerging in today's digital media landscape. With 22% of U.S. adults already paying for news and another 34% reporting a willingness to pay, the total potential audience for paid content in the U.S. is 145 million adults with an average annual subscription amount of $120.


Proportion of Americans Who Paid or Were Willing to Pay for Online News in the Last Year
Currently Paying
Willing to Pay
9%
22%
56%
2016
2024
Future


The Most Important Reasons Why People Say They Pay for Online News in the Last Year - US
Best quality of distinctive content
65%
Help fund good journalism
38%
Identification with brand/journalists
47%
Game, puzzles, and non-news features
25%
Quality content is a big factor in the US market, as free sources have often relied on clickbait and shallow analysis
Brand and political identity are big factors in the US subscription market.

Source: Reuters Digital News Report 2024

In addition to the growing subscription market, Fragment is targeting sponsor revenue from brands at the intersection of the $30B U.S. market for native advertising outside of social media, as well as the $9B U.S. brand sponsorships market to co-develop intentional, value-adding content, events, and products that align with our readers' interests.

Scaling reader-driven revenue from subscriptions, events, & merch

Fragment Revenue


Ad Revenue
Reader Revenue
$20M
$16M
$12M
$8M
$4M
0
$2.9M
$6.2M
$16M
$12M
$11M
2020
2021
2022
2023
2024

Our goal is to make reader-generated revenue Fragment's primary revenue driver.

2022 was a breakout year for programmatic advertising, the old model we're moving away from, primarily driven by traffic to the Daily Dot.

Concerned about the long-term viability of that model, we reinvested the profits in building our subscription product and accumulating a loyal reader base while still generating substantial sponsorship revenue.

This year confirmed our concerns — platforms are too unpredictable, and programmatic ads no longer serve us. So, we're accelerating our shift toward a more sustainable, reader-driven model.


Transitioning Away from the Old Model
Embodied by the Daily Dot, this model is 100% dependent on programmatic ads
Daily Dot Revenue
$15,000,000
$10,000,000
$5,000,000
$0
2020
2021
2022
2023
2024
2025-F*
Ad revenue
daily dot
* Projection, not guaranteed

In 2024, our focus had already turned to learning how to effectively and efficiently grow premium subscribers for Nautilus, our prestige science title with the strongest initial foundation in reader revenue.

Nautilus Premium Subscriber Growth


Premium Subscribers
25,000
20,000
15,000
10,000


5,000
Jul 24
Oct 24
Jan 24
Mar 25
Jul 25

Nautilus serves as our proof of concept. We successfully scaled Nautilus to become a leading science magazine online and doubled Nautilus's premium subscribers to over 20K in less than one year. Our continued focus is on optimizing for premium subscribers. Once profitable, we will replicate this model across other titles.


Toward A New, More Resilient, Long-Term Model
Embodied by Nautilus, our new model is designed for sustainable, scalable growth
Ad revenue
Reader revenue
Premium subscribers
$2.5M
26,334
$1.5M
$1.6M
17,649
$1M
12,307
$1.125M
12,536
10,857
9,886
$290K
3,000
2019
2020
2021
2022
2023
2024
2025-F
NAUTILUS
* Projection, not guaranteed

Forward-looking projections not guaranteed.

Nautilus Potential Market Opportunity


Premium subscribers
Reader Revenue
Ad Revenue


$702M
$600M
6,500,000
6M
Total Annual Revenue
Premium Subscribers
$400M
$350M
4M
3,250,000
$200M
We are here
$140M
2M
1,300,000
$1.4M
$2.8M
$14M
0.10%
0.20%
1.00%
10.00%
25.00%
50.00%
Percentage of Penetration into Estimated Market

This graph is intended to show the potential growth opportunity of Nautilus based on its current estimated serviceable market of approximately 13 million people. It is not *intended to serve as a projection of future market penetration. Instead, it is intended to show the estimated revenue that could be available at various levels of market penetration. The total revenue is based on the number of premium subscribers obtained at such level, multiplied by an estimated average revenue per user based on current rates blended across subscriptions and sponsorships.*

A portfolio approach to media innovation

Just like Unilever in consumer packaged goods or Spotify in podcasting, we're taking a portfolio approach to launching and scaling high-trust, reader-supported publications across niche topics.

Fragment's current portfolio is just the beginning: our team is actively exploring new verticals where intentional journalism can thrive, and we're ready to activate our playbook as audience interest and conversion data guide us.

Our flexible approach is about learning what works to convert readers into paying members, and then scaling what sticks. Each success makes the next title easier to launch, grow, and monetize, and adds to our repeatable playbook.

This model keeps us nimble, opens the door to emerging opportunities, and positions us for long-term, sustainable growth. Ultimately, our goal is to deliver content that speaks to everyone willing to pay for news.

Expanding our portfolio to reach 145M Americans willing to pay for news



SCIENCE
NAUTILUS
13M potential audience
CREATORS
passionfruit
1.5M potential audience
CLIMATE
ONE 5C
25M potential audience
FINANCE
73M potential audience
GAMING
40M potential audience
MUSIC
65M potential audience
WELLNESS
40M potential audience
INTERNET CULTURE
daily dot
6M potential audience
FINE ART
7.5M potential audience
INTERNET OF THINGS
20M potential audience

In the coming years, our growth will come from more publications, more subscribers per publication, higher average subscription revenue, and larger strategic sponsorship deals combined with new revenue streams in events, merchandise, and licensing.

Taking on media giants with a "media-as-a-service" model

Media companies achieve high valuations

	News Corp	The New York Times	FUTURE	PATREON	substack
	Specialist media platform	Daily Newspaper publication	Specialist media platform	Creator content platform	Newsletter platform
Multiple	12.06*	21.31*	1.29**	45.55**	270.83**
Market Cap or Valuation ***	$16.3B	$8.7B	$1.5B	$1.34B	$650M

**Price to Cashflow **Price to Sales ***As of June 2025, based on market research via PitchBook & public sources*

Big market for media acquisitions

	POLITICO	The Athletic	AXIOS	GIMLET	MORNING BREW INC.	the HUSTLE
	Publication covering politics and policy	Digital sports journalism company	Newsletters & news website	Narrative podcasting company	Daily newsletter	Business & tech newsletter
Year	2021	2022	2022	2019	2020	2021
Buyer	springer	The New York Times	COX	Spotify	Insider Inc.	HubSpot
Exit Value	$1B	$550M	$525M	$230M	$75M	$27<
Multiple*	2	8.46	5.25	15.33	3.75	1.80

** Price to sales estimates at time of acquisition*

The media industry is ripe with M&A activity, and high valuations are achievable for new and legacy brands alike. Our business blends the most successful elements of traditional publishers and recurring revenue models.

While we can't predict the future, we see several avenues for creating shareholder value such a sale, strategic acquisitions, or an IPO to provide growth capital as we scale a profitable, capital efficient media model that has long evaded established and upstart competitors.

Forward looking statements not guaranteed.

Unlock investor perks as a reader-owner

$250

Access to Annual Shareholder Meeting in Austin, TX (in-person or virtual — your choice!).

Travel & accommodation not included.

$1,000

"Readers Rule" hoodie.

$2,500

General admissions ticket to a Fragment event of your choice (up to $200 value).

Travel & accommodation not included.

$25,000

Invitation to a VIP dinner at the Annual Shareholders Meeting.

Travel & accommodation not included.

Invest in the reader-driven media revolution



ENVIRONMENT
This Ocean Wave Has Rights
PHILOSOPHY
Meet My Pal, the Ancient Philosop
16:48
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passionfruit
Culture
Weekend Roundup: Here's What You Missed On Passionfruit The 2nd Week of December
ONE 5 C
WASTE & CONSUMPTION
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WASTE & CONSUMPTION
Where to find great secondhand gifts
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By ANGELY MERCADO
December 11, 2024
16:46
dailydot.com
daily dot
Newsletter: Republican fooled by Star Wars prop amid drone hysteria
16:48
passionfru.it
Including our first full-length documentary.
Charlotte Colombo
16:45
NAUTILUS

As a reader-centric company, we've always been passionate about aligning the interests of our audiences, editors, journalists, and partners. We generate money primarily from our readers, and that means we work for you – not advertisers.

Now, we're taking that commitment to the next level by becoming reader-owned — and inviting you to join Fragment as an investor.

This is a rare opportunity to be among the first investors in an emerging publisher with the ambition and potential to rival The New York Times.

In addition to potential financial returns, you can become part of a revolution that places trust and depth at the heart of journalism.

Together, we can redefine what it means to deliver media content that truly serves its audience. Join the movement today, and own the media that works for you.

A Note on Forward-Looking Statements

Much of what we've shared looks ahead—things like where we believe our business can go, how many subscribers we think we can add, or what kind of revenue we hope to reach. These are called ***forward-looking statements.*** *They're based on our current plans, expectations and assumptions about the future. But you should think of them as our best guesses today, not promises about tomorrow.*

The truth is we don't know how things will play out. Many things are outside our control—changes in the economy, platform algorithms, our competitors, and how people choose to spend their time and money online, among countless other factors that could impact our business.

So, we want to be clear: ***Nothing we've said should be viewed as a guarantee.*** *Our actual results could end up being very different. So please don't put too much weight on any of our forward-looking statements when deciding whether to invest with us.*

What we can promise is that we'll be relentless in pursuing our mission: to fix journalism by building a business that works for readers. We're doing this with intention, transparency, and conviction.

Remember that investing in growth-stage companies is inherently risky, and you should only invest what you can afford to lose. We may update our forward-looking statements if circumstances change, but we make no commitment to doing so except as required by law. Please keep that in mind when you review our materials, including the risk factors and other material information set forth in our Form C.


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Invest in the Future
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